Exhibit No. 16

Letter from Arthur Andersen LLP to the Securities and Exchange Commission

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

May 23, 2002

Dear Sir/Madam:

We have read Item 4 included in the Form 8-K dated May 23, 2002 of Rayonier Investment and Savings Plan for Salaried Employees filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP